Vizsla expands Napoleon with multiple high-
grade intercepts at Panuco project, Mexico

VZLA-TSX-V

VANCOUVER, BC, Oct. 6, 2020 /CNW/ - Vizsla Resources Corp. (TSX-V: VZLA) (OTCQB:VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to provide results from sixteen new holes at the Napoleon prospect at the Panuco silver-gold project ("Panuco" or the "Project") in Mexico. These results expand the discovery to the south and at depth where it remains open beneath wide intercepts.

Drilling Highlights

NP-20-25

  449 g/t silver equivalent (254.7 grams per tonne ("g/t") silver, 2.02 g/t gold, 0.31% lead and 0.61% zinc) over 15.3 metres ("m") true width from 124.7 m including;
         4,341 g/t silver equivalent (2790.0 g/t silver, 17.0 g/t gold, 1.88 % lead and 3.88 % zinc) over 0.70 m true width from 127.5 m and,
         3,560 g/t silver equivalent (1915.0 g/t silver, 18.2 g/t gold, 1.15 % lead and 1.57 % zinc) over 0.73 m true width downhole from 145.2 m

NP-20-27

  1,696 g/t silver equivalent (869.9 g/t silver, 8.70 g/t gold, 0.85% lead and 2.02 % zinc) over 2.58 m true width from 116.55m including:
         2,807 g/t silver equivalent (1395.0 g/t silver, 14.8 g/t gold, 1.56 % lead and 3.43 % zinc) over 0.74 m true width from 117.95 m and,
  755 g/t silver equivalent (415.0 g/t silver, 2.90 g/t gold, 2.01 % lead and 2.07 % zinc) over 2.01 m true width from 106.35 m including:
         1,180 g/t silver equivalent (725.0 g/t silver, 4.83 g/t gold, 0.82 % lead and 1.24 % zinc) over 0.54 m true width from 107.25 m

Note: All numbers are rounded, and widths represent downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) + (Pb_ppm x 0.0013) + (Zn_ppm x 0.0013)) / 0.5627). Metal price assumptions are $17.50 g/t silver, $1,700 g/t gold, $0.75 pound lead and $0.85 pound zinc, recoveries assumptions are 96% gold, 94% silver, 78% lead and 70% zinc based on similar deposit types. The Company is disclosing results on a silver equivalent basis due to the overall silver dominant nature of mineralization at the Panuco project.

Vizsla President and CEO, Michael Konnert, commented: "Recent drilling continues to grow the Napoleon discovery area where the best new intercepts are from the deepest holes completed. Mineralization has been extended to the south over 50m and is completely open at depth. The broad intercepts in NP-20-25 and NP-20-27 as well as the internal high-grade veins increase the possibility of both open pit and underground mining scenarios. The Company's aggressive exploration program is targeting three vein corridors in the district and it is exciting to see the benefit of systematic drilling around our multiple discoveries, particularly the addition of significantly more mineralization at Napoleon."

Longitudinal section, looking west, from the Napoleon prospect with all holes labelled and significant intersections shown. (CNW Group/Vizsla Resources Corp.)

Figure 1: Longitudinal section, looking west, from the Napoleon prospect with all holes labelled and significant intersections shown. All figures including a plan map can be found at the Company's website. Click here.

Napoleon Drilling detail

Drilling has continued to expand the known extents of mineralization at Napoleon. The Company is systematically stepping out from the better intercepts and the mineralization remains open. Recent drilling has been expanding the vein above the discovery hole area and then drilling will pivot to test beneath the very high grade intersection in NP-20-07 and beneath holes NP-20-13, NP-20-25 and NP-20-27.

The Napoleon structure is hosted in weakly magnetic microdiorite and trends roughly north - south for over 2000 m of strike. The structure hosts two main quartz veins that are separated by 10 to 20m, and dips steeply to the east. Between the two main veins are a series of smaller splay veins with variable orientations, that are related to opening along the structure under strike slip movement. The two main veins have a variable true width of 0.4 to 15.3 m and are usually hosted next to the main fault structure, though occasionally also occur outside of the fault.

The footwall fault is usually characterized by a zone of milled breccia, while the hanging wall fault appears to have seen less movement. The two main veins are multi-episodal quartz veins, with sections of massive white to grey quartz as well as local brecciation with clasts of grey quartz, white vein quartz and / or wallrock fragments. The grey quartz is discoloured due to the presence of very fine grained argentite. A later breccia cuts these earlier phases that is grey quartz supporting polymictic clasts of grey and white quartz along with strong chlorite and fine to medium grained pyrite, sphalerite and galena. Other smaller quartz veins have been cut in both the hanging wall and footwall that appear to be splays with less continuity.

Complete table of Napoleon drill hole intersections

Drillhole	From	To	Est.	Gold	Silver	Lead	Zinc	Silver Equivalent	Comment
			True
	(m)	(m)	Width	(g/t)	(g/t)	(%)	(%)	(g/t)
			(m)
NP-20-06	43.72	44.9	0.84	1.21	99.1	0.03	0.06	207.6	Main vein.
									Hit Mining Void
NP-20-12	88.5	93.8	3.81	1.09	77.5	0.12	0.32	184.3	Main vein
And	98.05	99.55	1.23	0.15	13.0	0.02	0.08	28.7	Footwall vein
NP-20-13	Results delayed pending QA/QC
NP-20-14	111.85	116.3	3.03	0.45	4.7	0.01	0.08	48.8	Main vein
NP-20-15	No Significant Result

NP-20-16	90.5	92.55	1.66	0.88	145.5	0.05	0.16	223.8	Main vein
Incl.	91.15	91.85	0.57	1.87	347.0	0.07	0.23	507.6
NP-20-17	86	91	3.78	0.58	75.30	0.24	0.49	141.9	Main vein
NP-20-20	96.65	97.25	0.40	1.08	73.40	3.38	16.1	622.1	Main vein
And	103	103.3	0.20	0.50	41.70	0.20	0.80	109.0	Footwall vein
NP-20-22	95	98.1	2.35	1.61	145.9	0.41	1.06	321.4	Main vein
NP-20-23	107.6	117.65	5.70	0.60	69.6	0.51	1.58	169.5	Main vein
NP-20-25	124.7	150	15.3	2.02	254.7	0.31	0.61	448.7	Main vein
Incl.	127.5	128.65	0.70	17.00	2,790.0	1.88	3.88	4,341.4
And	145.2	146.4	0.73	18.20	1,915.0	1.15	1.57	3,560.3
NP-20-27	95.7	135.2	21.0	1.54	158.4	0.33	0.62	315.0	Includes Dilution
Incl.	106.35	109.5	2.01	2.9	415	2.01	2.07	754.7	Hanging wall
Incl.	107.25	108.1	0.54	4.83	725	0.82	1.24	1,179.7
And	116.55	121.4	2.58	8.70	869.9	0.85	2.02	1,695.9	Main Vein
Incl.	117.95	119.35	0.74	14.80	1,395.0	1.56	3.43	2,807.0
And	131.5	133.3	1.11	1.46	113.7	0.10	0.09	247.6	Footwall vein

Table 1: Downhole drill intersections from the holes completed at the Napoleon Discovery. Drillholes NP-20-19, NP-20-21, NP-20-24 and NP-20-26 where drilled at Papayo prospect (1km north on the Napoleon vein) and will be reported separately. A complete table of results can be found at the Company's website. Click here.

Note: All numbers are rounded and widths represent downhole lengths. Silver equivalent is calculated using the following formula: Silver-equivalent = ((Au_g/t x 52.48) + (Ag_g/t x 0.5289) / 0.5627). Metal price assumptions are $17.50 g/t silver and $1,700 g/t gold, recoveries assumptions are 96% gold and 94% silver, based on similar deposit types.

Drill Collar Information

Prospect	Drillhole	Easting	Northing	Elevation	Dip	Azimuth	Hole Depth
Napoleon	NP-20-06	403,355	2,587,421	506	-60	258	150
	NP-20-12	403,419	2,587,284	471	-44	260	136
	NP-20-13	403,421	2,587,286	471	-52	298	161
	NP-20-14	403,420	2,587,285	471	-51	282	194
	NP-20-15	403,420	2,587,285	471	-59	282	167
	NP-20-16	403,406	2,587,369	486	-43	292	156
	NP-20-17	403,406	2,587,369	486	-47	275	126
	NP-20-20	403,406	2,587,369	485	-57	275	144
	NP-20-22	403,406	2,587,369	485	-52	293	143
	NP-20-23	403,409	2,587,367	485	-60	295	145
	NP-20-25	403,409	2,587,367	485	-55	311	183
	NP-20-27	403,406	2,587,369	485	-63	274	180

Table 3: Drill hole details. Coordinates in WGS84, Zone 13.

About the Panuco project

Vizsla has an option to acquire 100% of the recently consolidated 9,386.5 Ha Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 km of total vein extent, a 500 tpd mill, 35 kms of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Quality Assurance / Quality Control

Drill core and rock samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver. The ALS Zacatecas and North Vancouver facilities are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Stewart Harris, P.Geo., an independent consultant for the Company. Mr. Harris is a Qualified Person as defined under the terms of National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the development of Panuco, including drilling activities; future mineral exploration, development and production; and completion of a maiden drilling program.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Resources Corp.

 View original content to download multimedia:

http://www.newswire.ca/en/releases/archive/October2020/06/c6292.html

%SEDAR: 00045314E

For further information: and to sign-up to the mailing list, please contact: Michael Konnert,

President and Chief Executive Officer, Tel: (604) 364-2215, Email: michael@vizslaresources.com

CO: Vizsla Resources Corp.

CNW 06:00e 06-OCT-20